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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            SEVEN J STOCK FARM, INC.
                           Common Stock, $1 par value
                               CUSIP # 817851-10-8
        John R. Parten, R.F. Pratka, William C. Bennett and Bruce Franke,
                                 Filing Persons
                            John R. Parten, President
                            Seven J Stock Farm, Inc.
                       16945 Northchase Drive, Suite 1800
                              Houston, Texas 77060
                                  281-874-2101

This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2),Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c)(Section 240.13e-3(c))
under the Securities Exchange Act of 1934 ("the Act").
b. / /  The filing of a registration statement under the Securities Act of 1933.
c. / /  A tender offer.
d. / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /X /


                            Calculation of Filing Fee

 Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
 $ 225,620                                $ 18.25

* The "Transaction Valuation" amount referred to above is approximately the product of 58,000 fractional shares of old common stock to be purchased and $3.89, the cash price per share to be paid for fractional shares of old common stock.

** In accordance with Rule 0-11 under the Act, the Filing Fee is determined by multiplying the Transaction Valuation by .0000809.

/X/ Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $18.61
     Form or Registration Number: Schedule 14A, preliminary proxy statement Filing Party: Seven J Stock Farm, Inc.
     Date Filed: November 6, 2002


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                                  INTRODUCTION

This Amendment No. 4 (the "Final Amendment") is being filed as the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended, filed by SEVEN J STOCK FARM, INC., a Texas corporation (the "Company") and John
R. Parten, R.F. Pratka, William C. Bennett and Bruce Franke (collectively, with the Company, the "Filing Persons") jointly as filing persons, pursuant to
Section 13(e) of the Act, as amended and Rule 13e-3 thereunder in connection with a 1 for 1,000 reverse split of the Company's common stock, par value $1 (the "Old Common Stock"), with a cash payment of $3.89 per share of Old Common Stock in lieu of fractional shares (the "Reverse Stock Split"). This Statement is intended to satisfy the reporting requirements by each filing person of
Section 13(e) of the Act. All information set forth below must be read in conjunction with the information contained in or incorporated by reference in the Schedule 13E-3, as previously amended.

      This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirement of Rule 13e-3(d)(3) promulgated under the Act to report the results of the meeting of the shareholders and the approval of the amendment to the articles of incorporation to reverse split the Old Common Stock.

Item 11(a) Interest in Securities of the Subject Company.

      Item 11(a) is hereby supplemented by the following:

      "On September 24, 2003, the shareholders of the Company approved the amendment to the articles of incorporation to reverse split the stock 1 for 1000. Pursuant to the terms of the amendment, each person who owns fewer than 1,000 shares will be paid cash for their fractional shares at a rate of $3.89 per share of the Old Common Stock.

      On September 24, 2003, the Company filed a certification on Form 15 pursuant to Rules 12g-4 promulgated under the Act to provide notice of termination of registration of the shares of the Company's common stock, and to immediately suspend all reporting requirements under Sections 13 and 15 (d) of the Act.

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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ JOHN R.PARTEN
--------------------------------------
John R.Parten, Chairman and President

September 24, 2003


/s/ JOHN R. PARTEN
--------------------------------------
John R. Parten, Individually

September 24, 2003


/s/ ROBERT F. PRATKA
--------------------------------------
Robert F. Pratka, Vice President and Treasurer

September 24, 2003


/s/ BRUCE FRANKE
--------------------------------------
Bruce Franke, Director

September 24, 2003


/s/ WILLIAM C. BENNETT
--------------------------------------
William C. Bennett, Director

September 24, 2003